Zentek Retains Halteres Associates to Support Commercialization of
its Rapid Detection Technology

Guelph, ON - June 1, 2022, Zentek Ltd. ("Zentek" or the "Company" or the "Corporation") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, has retained Halteres Associates ("Halteres"), a leading consultancy focused on global health, diagnostics, and point-of-care testing, to help with commercialization of the aptamer-based rapid detection technology exclusively licensed by Zentek pursuant to its licence agreement dated April 11, 2021 with McMaster University.

"We are committed to the development of our unique, aptamer-based rapid diagnostic platform and have engaged Halteres - a world-leading bioscience consultancy - to assist us in our commercialization process," said Greg Fenton, CEO of Zentek. "The specialized expertise of the team at Halteres will help us prioritize and advance this important technology as efficiently and effectively as possible."

Halteres has significant experience with product development, market & technology assessment, financial modeling, intellectual property assessment and global sales and marketing. Market research from the Halteres group will be used to identify the most commercially important pathogens for detection which will guide the aptamer development program.

"We are delighted to be working with the Zentek team. They appear to have developed a unique technology for broad application in diagnostics," said Mickey Urdea, Ph.D, Founder and Partner at Halteres. "We look forward to helping Zentek identify and develop attractive and efficient pathways to commercialization."

On November 4, 2021, the Company announced that it was selected as one of three technologies for Phase 1 of the Innovation Solutions Canada ("ISC") challenge to develop a portable detection device for SARS-CoV-2 in wastewater. While Zentek will not proceed to Phase 2 of the ISC challenge, the process and results produced will be useful for prioritizing future opportunities. In addition to wastewater, Halteres will evaluate several other attractive commercialization opportunities for Zentek's aptamer technology including agriculture, veterinary and other potential uses in healthcare. The Zentek team thanks ISC for the phase 1 funding and interest in its aptamer-based technology, and intends to reassess wastewater as a market opportunity with the support of Halteres.

To bring the product to market will require having a working prototype prepared, having conducted baseline studies, and having made an application to Health Canada to obtain a Class IV Medical Device Active License.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is currently focused on commercializing ZenGUARD™, a patent-pending coating shown to have 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as products against infectious diseases. The Company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed aptamer-based rapid pathogen detection technology.

About Halteres Associates

Founded in 2002, Halteres Associates is a bioscience consultancy that assists clients with technology and market assessments, evaluating new product opportunities, appraising possible acquisitions, developing and evaluating business models, developing product and portfolio strategies, designing clinical studies, providing input regarding regulatory strategies and reimbursement, implementing ICT tools for the exchange of healthcare information, assisting with investor presentations, and performing due diligence assessments. Halteres leverages the extensive direct experience of more than 200 professionals to help clients by assembling customized consulting teams that best meet the unique needs of its clients. Halteres' experiences extend from programs targeting High Income Countries to design and implementation of specific, sustainable solutions for Low to Middle Income Countries.

For further information:

Tyler Dunn
Tel: (306) 717-6745
Email: tdunn@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.